

Mail Stop 4561

July 21, 2009

Peter Masanotti
Chief Executive Officer
MedQuist Inc.
1000 Bishops Gate Blvd., Suite 300
Mount Laurel, NJ 08054

> **Re: MedQuist Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 10, 2009**
> **Current Report on Form 8-K**
> **Filed July 14, 2009**
> **File No. 001-13326**

Dear Mr. Masanotti:

      We have reviewed the above-referenced filings and your response letter dated July 17, 2009. We have the following comments in response thereto.

Preliminary Information Statement on Schedule 14C

1.   We refer to comment 1 of our letter dated July 16, 2009 and reissue the comment. We note your statement that the written consent of CBay Inc. appended to your information statement is the entirety of the information received by you in connection with the removal of Messrs. Schwarz and O'Donoghue as directors. However, please clarify whether you are aware of the material facts and circumstances underlying the removal by CBay Inc. of Messrs. Schwarz and O'Donoghue as directors.

Form 8-K filed July 14, 2009

2.   We note that you filed a Form 8-K on July 14, 2009 in answer to the disclosure required by Item 5.02 of that Form. Please tell us how you determined you are not required to provide the information required by Item 5.02(a)(1) of that Form in connection with the removal of Messrs. Schwarz and O'Donoghue as directors.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that key your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Michael F. Johnson at (202) 551-3477 if you have questions. If you require further assistance, please contact me at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (856) 206-4211
        Mark R. Sullivan, Esq.